FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

NORDIC AMERICAN TANKER SHIPPING LIMITED

(Translation of registrant’s name into English)

LOM Building

27 Reid Street

Hamilton, HM 11

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the financial and operating results of Nordic American Tanker Shipping Limited (the “Company”) for the six months ended June 30, 2006.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-118128).

Exhibit 1

NORDIC AMERICAN TANKER SHIPPING LIMITED (NAT)

Management’s Discussion and Analysis of Financial Condition and Results of

Operations for the Six Months Ended June 30, 2006

General

Nordic American Tanker Shipping Limited (the “Company,” “we,” “us” or “our”) is an international tanker company that, as of June 30, 2006, owned nine modern double-hull Suezmax tankers averaging approximately 150,000 dwt each. We were formed in June 1995 for the purpose of acquiring and chartering three Suezmax tankers that were built in 1997. These three vessels were bareboat chartered to BP Shipping Ltd. (“BP Shipping”), for a period of seven years. BP Shipping redelivered these three vessels to us in September 2004, October 2004 and November 2004, respectively. We have continued our relationship with BP Shipping by time chartering to it the first two tankers, at spot market related rates, for three-year terms. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC (“Gulf Navigation”) of Dubai, U.A.E. for a term of five years at a fixed rate of charterhire, subject to two one-year extensions at Gulf Navigation’s option. We acquired our fourth vessel in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005 and our ninth vessel in April 2006. We are currently operating eight of our vessels in the spot market or on spot market related time charters while the ninth vessel is on a long-term fixed rate charter.

In July 2006, we entered into agreements with an unrelated third party to acquire three additional modern double-hull Suezmax tankers, built in 2002 and 2003, with delivery expected by November 2006. We expect to operate these vessels in the spot market or on spot market related rates.

Our Charters

We operate our vessels on bareboat charters, time charters and in the spot market. Our goal is to take advantage of potentially higher market rates through voyage charters and time charters with spot market related rates. Including the three vessels which we have agreed to acquire and that we expect to be delivered to us no later than November 2006, we plan to operate 11 of our 12 vessels in the spot market or on spot market related time charters, although we may consider charters at fixed rates depending on market conditions.

Bareboat Charter

We have chartered one of our vessels (the Gulf Scandic) under a bareboat charter to Gulf Navigation, for a period of five years, terminating in the fourth quarter of 2009, subject to two one-year extensions at Gulf Navigation’s option. Under the terms of the bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. The charterhire is payable to us monthly in advance. Under certain circumstances, including in the event the vessel is lost, the bareboat charter will be deemed terminated and Gulf Navigation will not be obligated to pay the charterhire.

During the charter period, Gulf Navigation will generally be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel. During the bareboat charter period, we have the responsibility to insure the vessel at our expense against hull and machinery and war risks. However, Gulf Navigation is required to insure against protection and indemnity risks. Upon the expiration of the bareboat charter, Gulf Navigation is required to redeliver the vessel in the same or as good structure, state, condition and class as that in which the vessel was delivered, fair wear and tear not affecting class excepted.

Under the terms of the bareboat charter, Gulf Navigation has agreed to indemnify us against any loss, damage or expense incurred by us arising out of the operation of the vessel by Gulf Navigation and against any lien arising out of an event occurring during the charter period.

Time Charters

We have chartered two of our vessels (the Nordic Hawk and the Nordic Hunter) under spot market related time charters to BP Shipping for a period of three years each, terminating between September 1 and October 31, 2007. The amount of charterhire payable under the charters to BP Shipping is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5%. Since the charterhire paid to us will be based on this formula, at times, the charterhire payable may be higher or lower than rates achieved by other tanker operators in the spot market operating on these or other routes. The charterhire is payable to us monthly.

Under the time charters, BP Shipping is generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, and costs related to towage, pilotage, mooring loading and discharging facilities and services. Under time charters, we are generally required, among other things, to keep the related vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations. We are also required to insure the related vessel against protection and indemnity risks, hull and machinery and war risks, and provide standard oil pollution insurance cover. If any off-hire period exceeds thirty consecutive days, BP Shipping will have the option to terminate the charter.

Spot Charters

Tankers operating in the spot market typically are chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we will be paid freight on the basis of moving cargo from a loading port to a discharge port. We will be responsible for paying both operating costs and voyage costs and the charterer will be responsible for any delay at the loading or discharging ports. Under voyage charters, we are generally required, among other things, to keep the related vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations. We currently do not operate any of our vessels in the spot market other than in a pool.

Pooling Arrangements

We currently operate six of our vessels (the Nordic Voyager, the Nordic Fighter, the Nordic Freedom, the Nordic Discovery, the Nordic Saturn and the Nordic Jupiter) in a total of four spot market pools with other vessels that are not owned by us. The pools are managed by third party pool administrators. The pool administrator of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated, or pooled, and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Operating Results

For the six month period ended June 30, 2006, our only source of income was from the nine vessels we owned during the period. Of these nine vessels, six vessels operated in the spot market, two vessels on time charter contracts with spot related rates and one vessel on bareboat charter at a fixed charterhire rate.

We present our income statement using voyage revenues and voyage expenses. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a spot related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port charges and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of the charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America (“US GAAP”). Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent (TCE) Rate. For bareboat charters operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. The following table reconciles our net voyage revenues to voyage revenues.

All figures in USD
	Six Months Ended June 30,
	2006	2005
Voyage Revenue	85,779,458)	46,525,043)
Voyage Expenses	(21,247,390)	(12,371,783)

Net Voyage Revenue	64,532,068)	34,153,260)

Vessel Revenue Days	1,528	920

Our voyage revenues increased 84.4% to $85,779,458 for the six months ended June 30, 2006, from $46,525,043 for the six months ended June 30, 2005. Net voyage revenues increased 88.9% to $64,532,068 for the six months ended June 30, 2006, from $34,153,260 for the comparable period in 2005. The increase in net voyage revenues was primarily a result of the growth of the Company and slightly higher TCEs for the six months ended June 30, 2006 than the comparable period in 2005. The number of vessel revenue days has increased 66.1% to 1,528 days for the six months ended June 30, 2006, from 920 days for the comparable period in 2005. The average TCE for vessels on spot market related rates for the first six months of 2006 was $45,623 per day per vessel compared to $40,159 per day per vessel for the comparable period in 2005. The tanker spot market rates and TCEs are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in tonne miles and the supply of vessels to transport that oil.

Vessel operating expenses were $9,291,419 for the six months ended June 30, 2006 compared to $4,498,065 for the comparable period in 2005, an increase of 106.6%. The increase in vessel operating expenses were primarily a result of the growth of the Company as described above, increased crew costs and repair and maintenance costs for some of the vessels

Administrative expenses were $6,013,751 for the six months ended June 30, 2006 compared to $5,773,531 for the comparable period in 2005, an increase of 4.2%. The administrative expense for the six months ended June 30, 2006 and June 30, 2005 include non-cash charges of approximately $3.8 million and approximately $4.2 million, respectively, which are charges related to the share-based compensation and the 2004 stock incentive plan. Our Management Agreement (see note 2) gives the Manager the right to 2% of outstanding shares purchased at a par value of $0.01. In addition to the share-based compensation described above, we reimburse the Manager for administrative expenses and pay the Manager an annual fixed fee of $100,000.

Depreciation expense increased 96.5% to $13,540,788 for the six months ended June 30, 2006, from $6,890,149 for the comparable period in 2005. We own nine vessels as of June 30, 2006, which are being depreciated compared to six vessels as of June 30, 2005. The three vessels acquired since June 30, 2005 were delivered to us in August 2005, November 2005 and April 2006, respectively.

Net financial items increased to $2,359,720 for the six months ended June 30, 2006, compared to $94,927 for the comparable period in 2005, an increase of 2,385.8%. The increase is primarily due to the draw downs under the credit facility. During the six months ended June 30, 2005 the Company did not have any debt. We drew a total of $130 million under the credit facility in August 2005 and November 2005 to finance the acquisitions of the Nordic Discovery and the Nordic Saturn, respectively. In March 2006 we used the proceeds from the follow-on offering that closed on March 24, 2006 to repay $116 million of the credit facility. In April 2006 we drew $69 million to finance the acquisition of the Nordic Jupiter. In May 2006 we drew $10 million under the credit facility for general corporate purposes. Total debt outstanding as of June 30, 2006 is $93 million.

Liquidity and Capital Resources

Cash flows provided by operating activities increased 97.2% for the six months ended June 30, 2006 to $33,326,390 compared to $16,896,588 for the same period in 2005 due primarily to the growth of the Company as described above.

Cash flows used by investing activities were $70,288,010 for the six months ended June 30, 2006, which represents the acquisition costs for the Nordic Jupiter that was acquired in April 2006. The cash flows used by investing activities for the comparable period of 2005 were $156,989,153 which represents the acquisition costs for the two vessels acquired in March 2005 and the down payment for the vessel we agreed to acquire in June 2005.

Cash flows provided by financing activities for the six months ended June 30, 2006 decreased to $13,447,822 compared to $121,656,298 for the same period in 2005 due to change of $46,974,739 in the net proceeds from sale of common stock in March 2006 compared to the follow-on offering in March 2005. We used the proceeds from the follow-on offering to repay $116 million under the credit facility. We drew a total of $79 million during the six months ended June 30, 2006 to finance the acquisition of the Nordic Jupiter in April 2006 and the draw down of $10 million for general corporate purposes. There were no draw downs during the comparable period of 2005. In addition, the dividend paid increased by $24,233,737 during the six months ended June 30, 2006 from the comparable period in 2005.

In September 2006, we entered into an agreement with our lenders to increase the $300 million revolving credit facility to a $500 million revolving credit facility, which we refer to as the Credit Facility, on the same material terms as the present credit facility. The Credit Facility will mature in September 2010. The Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

This Management’s Discussion &Analysis should be read in connection with the Management’s Discussion & Analysis filed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 under the caption “Operating and Financial Review and Prospects.”

BALANCE SHEETS

All figures in USD

	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Cash and Cash Equivalents	13,633,753	14,240,482
Accounts Receivables, net	15,688,557	19,556,725
Voyages in Progress	2,690,216	2,445,906
Prepaid Expenses and Other Assets	4,285,837	3,147,527

Total Current Assets	36,298,363	39,390,640

Long-term Assets
Vessels, net	520,680,323	463,933,101
Other Long-term Assets	2,983,634	2,520,712

Total Long-term Assets	523,663,957	466,453,813

Total Assets	559,962,320	505,844,453

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	297,274	1,562,188
Deferred Revenue	537,075	537,055
Accrued Liabilities	7,651,226	2,873,039

Total Current Liabilities	8,485,575	4,972,282

Long-term Liabilities
Long-term Debt	93,000,000	130,000,000

Total Long-term Liabilities	93,000,000	130,000,000

Total Liabilities	101,485,575	134,972,282

SHAREHOLDERS’ EQUITY
Common Shares, par value $0.01 per share, issued and outstanding (51,200,000 shares authorized); 21,046,400 shares issued and outstanding, (16,644,496 issued and outstanding in 2005)	210,464	166,445

Additional Paid-in Capital	551,461,467	432,682,337
Accumulated Deficit	(93,195,186)	(61,976,611)

Total Shareholders’ Equity	458,476,745	370,872,171

Total Liabilities & Shareholders’ Equity	559,962,320	505,844,453

The accompanying notes are an integral part of the condensed financial statements

STATEMENTS OF OPERATIONS

All figures in USD

	Six Months Ended June 30,
	2006	2005	2004
Voyage Revenue	85,779,458)	46,525,043	26,901,886
Voyage Expenses	(21,247,390)	(12,371,783)	(92,138)
Vessel Operating Expenses - excluding depreciation expense presented below	(9,291,419)	(4,498,065)	0
Administrative Expenses	(6,013,751)	(5,773,531)	(715,093)
Depreciation	(13,540,788)	(6,890,149)	(3,415,520)

Net Operating Income	36,686,110	16,991,515	22,679,135

Interest Income	522,130	556,602	27,559
Interest Expense	(2,806,512)	(655,471)	(874,519)
Other Financial Income (Charges)	(75,338)	3,942	(7,686)

Net Financial Items	(2,359,720)	(94,927)	(854,646)

Net Profit	33,326,390	16,896,588	21,824,489

Basic and Diluted Earnings per Share	1.70	1.10	2.25

STATEMENTS OF CASH FLOWS

All figures in USD

	Six Months Ended June 30,
	2006	2005
Cash Flows from Operating Activities

Net Profit	33,326,390	16,896,588

Reconciliation of Net Profit to Net Cash from Operating Activities
Depreciation	13,540,788	6,890,149
Amortization of Prepaid Finance Costs	182,001	242,584
Share-based Compensation	3,058,354	3,582,995
Stock Incentive Plan	772,010	594,774
Increase/Decrease in Receivables and Payable	(5,353,916)	(5,296,078)

Net Cash Provided by Operating Activities	56,233,459	22,911,012

Cash Flows from Investing Activities
Investment in Vessels	(70,288,010)	(156,989,153)

Net Cash Used in Investing Activities	(70,288,010)	(156,989,153)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	114,992,786	161,967,525
Proceeds from Use of Credit Facility	79,000,000	0
Repayments of Credit Facility	(116,000,000)	0
Dividends Paid	(64,544,964)	(40,311,227)

Net Cash Provided by Financing Activities	13,447,822	121,656,298

Net Decrease in Cash and Cash Equivalents	(606,729)	(12,421,843)

Beginning Cash and Cash Equivalents	14,240,482	30,732,518

Ending Cash and Cash Equivalents	13,633,753	18,310,675

The accompanying notes are an integral part of the condensed financial statements

NORDIC AMERICAN TANKER SHIPPING LIMITED

Notes to the Condensed Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tanker Shipping Ltd. (the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2005.

Revenue and expense recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer will be responsible for operating and maintaining the vessel and will bear all costs and expenses with respect to the vessel.

Time charters under spot related terms: The revenue from time charters under spot related terms payable under the charters is based on a formula designed to generate earnings to us as if we had operated the vessels in the spot market on two routes used for the calculation, less 5% in commission to the charterer. The charterhire is payable to us monthly. The charterer is responsible for all voyage related costs while the Company is responsible for providing the crew and paying other operating costs.

Spot charters. Voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At June 30, 2006 and 2005, the Company had no reserves against its due from charterers balance associated with demurrage revenues.

Pooling arrangements: Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulas used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expenses principles stated above are applied in determining the pool’s net pool revenues. The pool managers are responsible for collecting voyage revenue, paying voyage expenses and distribute net pool revenues to the participants.

Based on the guidance from EITF 99-19 earnings generated from pools in which the Company is the principal of its vessels activities are recorded based on gross method. Earnings generated from pools in which the Company is not regarded as the principal of the vessels activities are recorded as per net method.

The Company accounts for the net pool revenues allocated by these pools as “Voyage Revenue” in its statements of operations.

Drydocking: Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis over the period until the next drydocking. Costs related to routine repair and maintenance incurred during drydocking that do not improve or extend the useful life of the vessels are expensed as incurred.

2. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager is owned by the Chairman and CEO of the Company Mr. Herbjørn Hansson and the Board Member, Mr. Andreas Ove Ugland. The Manager has assumed commercial and operational responsibility of the Company’s vessels and is required to manage the Company’s day-to-day business subject, always, to the Company’s objectives and policies as established from time to time by the Board of Directors. For its services under the management agreement, The Manager is entitled to the cost incurred plus a management fee equal to $100,000 per annum. The Manager also has a right to own 2% of the Company’s total outstanding shares under conditions as described under Note 6. As of June 30, 2006, The Manager owns, together with its owners, 2.5% of the Company’s shares. The management agreement expires in 2019.

3. LONG-TERM DEBT

In September 2005 the Company entered into a $300 million revolving credit facility, which is referred to as the Credit Facility. The Credit Facility is effective as of October 2005. The Credit Facility will mature in September 2010. The Credit Facility will provide funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation during the five year term, the Company pays interest only on drawn amounts. Amounts borrowed under the Credit Facility bear interest at a rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company must pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In March 2006 the Company used the proceeds from the follow-on offering that closed on March 24, 2006 to repay $116 million of the Credit Facility. In April 2006 the Company drew $69 million to finance the acquisition of the Nordic Jupiter, and in May 2006 drew an additional $10 million under the Credit Facility for general corporate purposes. Total debt outstanding as of June 30, 2006 was $93 million.

In September 2006, we entered into an agreement with our lenders to increase the $300 million revolving credit facility to a $500 million revolving credit facility on the same material terms as the present credit facility.

4. SHAREHOLDERS’ EQUITY

Par value of the Company’s common shares is $0.01. At June 30, 2006 the number of shares issued and outstanding was 21,046,400.

	June 30, 2006
	Number of shares	Shareholders’ equity

At January 1, 2006	16,644,496	$370,872,171

Common shares issued (net of offering costs)	4,297,500	114,992,786

Share-based compensation	104,404	3,058,352

Share-based compensation - stock options	—	772,010

Net profit	—	33,326,390

Dividend declared and paid	—	(64,544,964)

At June 30, 2006	21,046,400	$458,476,745

In March 2006, the Company sold 4,297,500 shares in an offering registered in the United States to fund the acquisition of the two vessels and to repay outstanding debt. The offering was priced at $28.50 per share, and net proceeds (after offering costs of $7.5 million) to the Company were $115.0 million. As a result of this offering the Company issued 87,704 restricted shares to the Manager (see Note 6).

On May 12, 2006, we granted an aggregate of 16,700 restricted common shares under the 2004 Stock Incentive Plan.

5. COMPREHENSIVE INCOME

	Six Months Ended June 30,
	2006	2005
Net Profit	$33,326,390	$16,896,588)

Other Comprehensive Income:

Cash flow hedge:
-Unrealized gain on cash flow hedge instrument	—	—

-Reclassification adjustment	—	—

Total Comprehensive income	$33,326,390	$16,896,588

6. SHARE-BASED COMPENSATION

The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to the Company. In order to further align the Manager’s interests with those of the Company, the Manager agreed to amend the Management Agreement, effective October 12, 2004, to eliminate this payment, and in turn issued to the Manager restricted common shares equal to 2% of outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance. The shares are considered restricted as the holders of the shares cannot dispose of them for three years from issuance.

In connection with the follow-on offering in March 2006, the Company issued an additional 87,704 shares to the Manager for a total consideration of $877, or the par value of the shares. The Company recorded share-based compensation expense of $2,524,121 related to the issuance of the shares.

In May 12, 2006, the Company granted an aggregate of 16,700 restricted common shares under the 2004 Stock Incentive Plan. The Company recorded share-based compensation expense of $534,233 related to the issuance of the shares.

In October 2004, the Board of Directors approved a stock incentive plan which authorized the granting of options for the issuance of 400,000 shares of common stock. On February 10, 2005, the Company granted an aggregate of 240,000 options to Board members and employees of the Company. The Company also granted 80,000 options to two Scandic employees, with an option exercise price of $38.75 on February 10, 2005. The options have a graded vesting schedule over a period of 3.8 - 4 years. The exercise price will be reduced by amount of dividends paid in excess of 3% over each specified 12 month period.

	Number of shares	Weighted average exercise price
Options outstanding at January 1, 2006	320,000	$35.70
Options granted	—	—
Options cancelled	—	—
Options exercised	—	—
Options outstanding at June 30, 2006	320,000	$35.70
Options exercisable at June 30, 2006	67,500	$35.70

7. SUBSEQUENT EVENTS

In July 2006, the Company entered into agreements with an unrelated third party to acquire three additional modern double-hull Suezmax tankers, one built in 2002 and two in 2003, with delivery expected by November 2006, for an aggregate purchase price of approximately $245.9 million. The Company expects to operate these vessels in the spot market or on spot market related rates.

In August 2006, the Company drew $22 million under the Credit Facility to finance the 10% deposit for the three vessels that were agreed to acquire in July 2006.

In September 2006, the Company increased the Credit Facility to $500 million. The other material terms of the Credit Facility were not amended.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED

(registrant)

Dated: September 25, 2006	By:	/s/ Herbjorn Hansson
Herbjorn Hansson
Chairman, Chief Executive Officer and President